

December 16, 2022

Gina Serkasevich
Chief Executive Officer
Hero Technologies Inc.
8 The Green Suite 4000
Dover, DE 19901

> **Re: Hero Technologies Inc.**
> **Registration Statement on Form S-1**
> **Filed December 8, 2022**
> **File No. 333-268717**

Dear Gina Serkasevich:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William T. Hart